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MAR 02 2015
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SECUR 15045089 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harris Williams LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Haxall Point, 9th Floor
(No. and Street)

Richmond (City) Virginia (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alva Latta 804-915-0139
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Domionion Blvd. Suite 300 (Address) Glen Allen (City) Virgina (State) 23060 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DP 3/16/15

OATH OR AFFIRMATION

I, Alva L. Latta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harris Williams LLC, as of February 25, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHARINE LEE KRAFT
Notary Public
Commonwealth of Virginia
7207994
My Commission Expires Nov 30, 2016

Katharine Lee Kraft
Notary Public

Alva L. Latta
Signature

Finance Director
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARRIS WILLIAMS LLC

Consolidated Financial Statement

December 31, 2014

SEC ID 8 – 53380

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

HARRIS WILLIAMS LLC

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Manager and Officers
Harris Williams LLC
Richmond, Virginia

We have audited the accompanying consolidated statement of financial condition of Harris Williams LLC and subsidiaries (collectively, the "Company"), as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statement. The Company is responsible for this consolidated financial statement. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial condition of Harris Williams LLC and subsidiaries as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Keiter

February 26, 2015
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

HARRIS WILLIAMS LLC

Consolidated Statement of Financial Condition
December 31, 2014
(in thousands)

Assets

Cash	$	221,706
Accounts receivable - net		1,657
Prepaid expenses		819
Property and equipment - net		7,610
Deposits		133
Goodwill		187,857
	$	419,782

Liabilities and Member's Equity

Liabilities:		
Accrued compensation	$	88,731
Deferred compensation		24,810
Accrued expenses		8,240
Income tax payable to PNC		9,177
Due to Parent		56
Deferred income taxes		23,819
Total liabilities		154,833
Member's equity		264,949
	$	419,782

See accompanying notes to the consolidated financial statement.

HARRIS WILLIAMS LLC

Notes to Consolidated Financial Statement
(in thousands)

1. **Summary of Significant Accounting Policies:**

Nature of Business: Harris Williams LLC is a broker-dealer organized in the Commonwealth of Virginia. As a broker-dealer, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is an investment banking firm that provides mergers and acquisitions advisory services.

Consolidation: Harris Williams LLC is a single-member limited liability company that is a wholly-owned subsidiary of PNC Bank, N.A. (the "Parent"), which is a wholly-owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The accompanying financial statements include the consolidated results of Harris Williams LLC, Harris Williams UK Holdings ("HWUKH"), a wholly owned subsidiary of the Company, and Harris Williams & Co. Ltd, a wholly owned subsidiary of HWUKH (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Accounting: The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Foreign Currency Translation: Harris Williams & Co. Ltd. has operations in the United Kingdom and Germany. Transactions for Harris Williams & Co. Ltd are settled in British Pounds or Euros and are converted to U.S. Dollars for accounting purposes at prevailing exchange rates. Foreign currency translation adjustments are recorded as a component of other comprehensive income and were ($1,150) for 2014.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and trade accounts receivable. To minimize risk, the Company extends credit to customers after an evaluation for credit worthiness; however, the Company does not require collateral or other security from customers. The Company maintains its cash balances in several financial institutions, one of which is an operating account with PNC. The balances are insured by the Federal Deposit Insurance Corporation up to $250. The Company regularly has funds in excess of $250.

Allowance for Doubtful Accounts: The Company uses the reserve method of accounting for doubtful accounts for financial reporting. The allowance for doubtful accounts at December 31, 2014 was $239.

1. **Summary of Significant Accounting Policies, Continued:**

Use of Estimates: The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Income Taxes: The operating results of the Company are included in the consolidated federal income tax return filed by PNC. The Company is a participant in a master tax sharing policy with PNC. Federal income taxes represent an agreed upon allocation from PNC. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group. The Company makes payments to PNC to settle its allocation of tax liability.

The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the current enacted tax rates.

Income Tax Uncertainties: The Company follows Financial Accounting Standards Board ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-then-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance.

Goodwill: The Company evaluates the impairment of goodwill annually. Impairment losses are recognized in the period of determination. The Company completed its evaluation in 2014 and an impairment charge was not required based on the results.

Reclassifications: Certain prior year balances have been reclassified to conform to the current year presentation.

(in thousands)

1. **Summary of Significant Accounting Policies, Continued:**

Subsequent Events: Management has evaluated subsequent events through February 26, 2015, the date the consolidated financial statements were issued, and has determined that there are no subsequent events to be reported in the accompanying consolidated financial statements.

2. **Property and Equipment:**

Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation and amortization are removed from the accounts and any gain or loss is reflected in operations.

Property and equipment at December 31, 2014 consisted of:

Furniture and fixtures	$	3,536
Data processing equipment		2,193
Leasehold improvements		4,342
Office equipment		2,830
Software		4,975
Asset in progress		9
		17,885
Less accumulated depreciation and amortization		10,275
Net property and equipment	$	7,610

HARRIS WILLIAMS LLC

Notes to Consolidated Financial Statement, Continued
(in thousands)

3. Accrued Compensation:

For the year-ended December 31, 2014, the Company's Compensation Committee determined a cash bonus accrual of discretionary compensation of $88,442 based on its 2014 operating results which is recorded as a component of accrued compensation on the consolidated statement of financial condition. This amount was earned by eligible participants during the annual 2014 service period. The Company has determined that $72,828 of the 2014 cash bonus pool will be paid to eligible participants in March 2015 and the remainder of $15,614 will be paid in March 2016 to participants who earned the bonus during the annual 2014 service period.

4. Leases:

Minimum future payments under noncancellable operating leases at December 31, 2014 are as follows:

Year	Amount
2015	$ 3,814
2016	3,505
2017	2,934
2018	2,832
2019	2,653
Thereafter	8,528
Total minimum lease payments	$ 24,266

Most leases contain clauses that provide for the Company to pay a percentage of the lessors' operating expenses.

(in thousands)

5. **Income Taxes:**

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following at December 31, 2014:

Accrued compensation	$ 11,400
Goodwill	(35,344)
Accrued costs and other	125
Net operating losses from foreign subsidiaries	7,488
Valuation allowance for net operating losses from foreign subsidiaries	(7,488)
Net deferred tax liability	$ (23,819)

The Company has provided a valuation allowance against its net operating losses from foreign subsidiaries due to the present uncertainties regarding their ultimate realization. As of December 31, 2014, the Company had net operating loss carryforwards from foreign subsidiaries of $9,303. The timing and manner in which the operating loss carryforwards from foreign subsidiaries may be utilized in any year will be limited by the foreign subsidiaries' ability to generate future earnings. The operating loss carryforwards do not expire and may be carried forward indefinitely.

6. **Employee Benefit Plans:**

PNC sponsors a defined contribution 401(k) plan (the "Plan") covering substantially all United States-based employees. Employees may make voluntary contributions to the Plan up to 20% of their pretax annual compensation. The plan provides for a company match of up to 4% of the employees' compensation. Employees are eligible to participate on the first day of the month following the date of hire and are vested after three years of employment. Employer contributions to the Plan were $1,083 for 2014.

PNC sponsors a defined contribution pension plan (the "Pension Plan") covering substantially all Harris Williams & Co. Ltd. employees. The Pension Plan provides for a minimum 5% employer contribution for all enrolled participants. Additionally, employees may make voluntary contributions to the Pension Plan. The Pension Plan provides for a Company match of up to an additional 5% of the employees' compensation. Eligibility is available to all permanent employees ordinarily working at Harris Williams & Co. Ltd. who have a contract of employment of greater than three months. Employer contributions to the Pension Plan were $298 for 2014.

(in thousands)

7. **Deferred Compensation Plan:**

The Company participates in a deferred compensation plan sponsored by PNC. For qualified employees, a percentage of the total compensation above specified thresholds is deferred into the plan.

The deferred component is awarded in the form of a grant of cash-payable restricted share units (the "Units"), and payable to the employees on a rolling three-year schedule. The Units are revalued quarterly based upon the quoted market price of PNC's Class A Common shares, and a corresponding gain or loss is recognized. The accrued liability for restricted share units was $24,810 at December 31, 2014 and is recorded as deferred compensation on the consolidated statement of financial condition.

The Company also participates in a deferred compensation plan covering substantially all Harris Williams & Co. Ltd. employees. The provisions of the plan are substantially similar to domestically based employees. The accrued liability for restricted share units for U.K. employees was $0 at December 31, 2014.

8. **Regulatory Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2014, the Company had net capital of $54,941, which was $46,555 in excess of required minimum net capital of $8,386. The Company's net capital ratio was 2.29 to 1.

The Company is exempt under rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Revenue Requirements pursuant to Rule 15c3-3.

9. **Related Party Transactions:**

PNC provides administrative services to the Company under a management agreement. At December 31, 2014, the Company owed $56 to PNC.

The Company leases space for its Philadelphia, Cleveland, and London offices from PNC on a month-to-month basis. Rent expense for 2014 paid to PNC was $1,629.

Additionally, the Company maintains checking and sweep accounts at PNC.

10. Guarantees:

Consistent with customary investment banking practices, the Company provides certain indemnifications to its clients, many of which are generally limited to the amount of fees paid to the Company. PNC maintains certain errors and omissions insurance coverages which covers Harris Williams LLC and believes that its indemnification obligations to its clients would generally not have a material adverse effect on the Company's financial position.

11. New Accounting Pronouncements:

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU clarifies the principles for recognizing revenue and replaces nearly all existing revenue recognition guidance in U.S. GAAP with one accounting model. The core principle of the guidance is that an entity should recognize revenue to depict the satisfaction of a performance obligation by transfer of promised goods or services to customers. The ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. We are currently evaluating the impact of this ASU on our results of operations and financial position.

HARRIS WILLIAMS LLC

Exemption Report

December 31, 2014

SEC ID 8 – 53380

HARRIS WILLIAMS LLC

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Manager and Officers
of Harris Williams LLC
Richmond, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which Harris Williams LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Harris Williams LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and Harris Williams LLC stated that Harris Williams LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Harris Williams LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harris Williams LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Keiter

February 26, 2015
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

Harris Williams & Co.
middle market®

Harris Williams LLC's Exemption Report

Harris Williams LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 based upon section (k)(2)(i) – the company does not carry customer accounts and is engaged in the Mergers and Acquisitions advisory business. The Company has met the exemption requirement as of December 31, 2014 and for the year then ended, and through the date of this report.

I, Paul Poggi, swear or affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Paul Poggi
Chief Operating Officer

February 26, 2015

1001 Haxall Point 9th Floor Richmond, Virginia 23219 Phone: (804) 648-0072 Fax: (804) 648-0073 www.harriswilliams.com

Member FINRA/SIPC